UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of
December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2017 and 2016	3

Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2017	11

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
for the year ended December 31, 2017	12

*   Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Foot Locker 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Foot Locker 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 1996.

/s/ KPMG LLP

New York, New York

June 28, 2018

Foot Locker 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value	$276,935,332	$264,048,078
Cash (non-interest bearing)	501	100,606
	276,935,833	264,148,684
Notes receivable from participants	7,300,210	6,875,093
Receivables:
Participant contributions	432,629	353,096
Employer contribution	3,139,694	3,087,345
Due from broker for securities sold	—	13,446
Total assets	287,808,366	274,477,664

Liabilities:
Excess contributions payable to participants	241,251	130,786
Net assets available for benefits	$287,567,115	$274,346,878

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$7,448,334	$16,068,164
Dividends	7,014,943	5,290,651
Total investment income	14,463,277	21,358,815
Interest on notes receivable from participants	323,988	202,148
Contributions:
Participants	20,870,383	20,720,855
Employer	3,139,694	3,087,345
Total contributions	24,010,077	23,808,200

Total additions	38,797,342	45,369,163

Deductions from net assets attributed to:
Benefits paid to participants	24,763,194	18,724,096
Administrative fees	813,911	773,935
Total deductions	25,577,105	19,498,031

Net increase in net assets	13,220,237	25,871,132

Net assets available for benefits:
Beginning of year	274,346,878	248,475,746
End of year	$287,567,115	$274,346,878

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)         Description of the Plan

The following description of the Foot Locker 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan covering generally all U.S. employees of Foot Locker, Inc. (the “Company” or the “Plan Sponsor”) and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico and are covered under another affiliate defined contribution plan. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan became effective as of January 1, 1996.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) were the custodian, record keeper, and trustee of the Plan through October 31, 2017. On November 1, 2017, the Plan changed the custodian, record keeper, and trustee of the Plan from Mercer to Wells Fargo Bank, N.A.

(b)  Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Internal Revenue Code (“IRC”), as amended, the maximum amount that a participant may contribute under the Plan is $18,000 for 2017 and 2016. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company makes a matching contribution in an amount equal to 25%  of the employees’ pre-tax contributions on up to the first 4% of the employees’ compensation (subject to certain limitations). Effective January 1, 2016, the Plan was amended to provide that the Company’s matching contributions will be made in cash and invested in accordance with the participants’ investment elections rather than made in the Company’s common stock (“Foot Locker Shares”). Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2017 or 2016. Participants who have attained the age of 50 may make catch-up contributions of up to $6,000 in 2017 and 2016 as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c)  Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)         Description of the Plan - (continued)

(d)  Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested for each annual matching contribution after five years of vesting service, as defined in the Plan document.

(e)  Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) - Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Northern Trust Focus Income Fund - The fund seeks to provide current income for investors in retirement. The fund will employ a strategic asset allocation strategy which begins with an aggressive allocation and over time moves toward a more conservative allocation. The fund will invest primarily, but will not be limited to, in various equity, fixed income, real estate, and short-term cash collective funds.

Baron Small Cap Fund - The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund - The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund - The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust S&P 500 Index Fund - The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund - The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)         Description of the Plan - (continued)

(e)  Investment Options - (continued)

Dodge & Cox Stock Fund – The fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Metropolitan West Total Return Bond Fund - The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities, and restricted securities.

Wells Fargo Stable Return Fund - The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund – Participants may invest in Foot Locker Shares. Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)    Notes Receivable from Participants

Participants may borrow from their accounts, once each year, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $7,300,210 and $6,875,093 were outstanding at December 31, 2017 and 2016, respectively, bearing interest rates ranging from 3.25% to 8.25%  at December 31, 2017 and 2016.

(g)  Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability, or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)         Description of the Plan - (continued)

(h)  Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in the net appreciation of investments on the statements of changes in net assets available for benefits.

(i)  Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $213,090 and $124,569 in 2017 and 2016, respectively. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $142,731 and $187,858, respectively.

(2) Summary of Significant Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income earned from the mutual funds and common stock are recorded as dividends in the statements of changes in net assets available for benefits. See Note 7 for a discussion of fair value measurements.

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Wells Fargo Stable Return Fund.  This investment is reported at fair value, which approximates contract value. The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2017 and 2016.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(2) Summary of Significant Accounting Policies – (continued)

(d)  Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)  Payment of Benefits

Benefits are recorded when paid.

(f)  Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2017 excess contributions to the applicable participants prior to March 15, 2018.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4) Tax Status

The Internal Revenue Service (“IRS”), the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. The Company had previously received a favorable determination letter from the IRS on November 7,  2013, which expired on January 31, 2017. The Company received a new favorable determination letter from the IRS with respect to the qualification of the Plan on January 31, 2018. The Company believes the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5) Risks and Uncertainties

The Plan offers a number of investment options, including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor. At December 31, 2017 and 2016,  approximately 15% and  25%, respectively, of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market’s evaluation of such performance.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(5) Risks and Uncertainties – (continued)

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund, is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6) Investments

The following investments represent five percent or more of the Plan’s net assets:

	2017	2016
Foot Locker Stock Fund – 899,415 and 980,430 shares, respectively	$42,164,575	$69,502,711
Northern Trust S&P 500 Index Fund – 85,860 and 90,629 units, respectively	25,221,476	21,857,907
Northern Trust Focus 2050 Fund – 111,994 and 106,767 units, respectively	22,309,205	17,794,870
Northern Trust Focus 2045 Fund – 110,991 and 108,052 units, respectively	22,139,447	18,005,751
Mainstay Large Cap Growth Fund – 2,047,697 and 1,711,573 units, respectively	19,883,136	14,616,835
Northern Trust Focus 2055 Fund – 95,597 units	18,467,347	*
Dodge & Cox Stock Fund – 87,760 and 86,578 units, respectively	17,868,897	15,956,306
Wells Fargo Stable Return Fund – 273,721 and 317,345 units, respectively	14,856,748	16,451,175
Northern Trust Focus 2040 Fund – 73,432 units	14,665,803	*

* Investment only represented five percent or more of the Plan’s net assets in 2017.

(7) Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(7) Fair Value Measurements – (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2017 and 2016. There were no transfers between levels during 2017 and 2016. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2017

Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$171,796,575	$—	$171,796,575
Mutual funds	62,974,182	—	—	62,974,182
Common stock:
Foot Locker Stock Fund	42,164,575	—	—	42,164,575
	$105,138,757	$171,796,575	$—	$276,935,332

Fair Value Measurements at December 31, 2016

Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$141,865,324	$—	$141,865,324
Mutual funds	52,680,043	—	—	52,680,043
Common stock:
Foot Locker Stock Fund	69,502,711	—	—	69,502,711
	$122,182,754	$141,865,324	$—	$264,048,078

(8) Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares or units of various commingled funds which were managed by Mercer HR Services, LLC, the Plan’s record keeper through October 2017, and by Wells Fargo Bank N.A., which became the Plan’s record keeper in November 2017.  The Plan invests in common stock of the Company and issues loans to participants.

(9)  Subsequent Events

Effective January 1, 2018, eligible participants may contribute to the Plan following 28 days of employment and are eligible for Company matching contributions upon completion of one year of service consisting of at least 1,000 hours. In addition, the automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 8%.

Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2017

(a)	(b) Identity of Issuer,	(c) Description of investment, including maturity		(d)	(e)
	Borrower, Lessor or	date, rate of interest, collateral, par,		Cost	Current value
	Similar Party	or maturity value		**
		Commingled Funds:
*	Northern Trust	Northern Trust S&P 500 Index Fund	85,860 units	—	$25,221,476
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	94,320 units	—	13,724,435
*	Northern Trust	Northern Trust Focus Income Fund	4,192 units	—	649,889
*	Northern Trust	Northern Trust Focus 2010 Fund	2,221 units	—	357,337
*	Northern Trust	Northern Trust Focus 2015 Fund	7,353 units	—	1,212,581
*	Northern Trust	Northern Trust Focus 2020 Fund	30,772 units	—	5,232,777
*	Northern Trust	Northern Trust Focus 2025 Fund	53,098 units	—	9,371,795
*	Northern Trust	Northern Trust Focus 2030 Fund	45,083 units	—	8,411,077
*	Northern Trust	Northern Trust Focus 2035 Fund	54,123 units	—	10,643,844
*	Northern Trust	Northern Trust Focus 2040 Fund	73,432 units	—	14,665,803
*	Northern Trust	Northern Trust Focus 2045 Fund	110,991 units	—	22,139,447
*	Northern Trust	Northern Trust Focus 2050 Fund	111,994 units	—	22,309,205
*	Northern Trust	Northern Trust Focus 2055 Fund	95,597 units	—	18,467,347
*	Northern Trust	Northern Trust Focus 2060 Fund	33,232 units	—	4,532,814
*	Wells Fargo	Wells Fargo Stable Return Fund	273,721 units	—	14,856,748
		Mutual Funds:
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	140,591 units	—	8,538,087
	Dodge & Cox	Dodge & Cox Stock Fund	87,760 units	—	17,868,897
	Baron	Baron Small Cap Fund	265,440 units	—	7,790,661
	Mainstay	Mainstay Large Cap Growth Fund	2,047,697 units	—	19,883,136
	Metropolitan West	Metropolitan West Total Return Bond Fund	834,278 units	—	8,893,401
		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	899,415 shares	—	42,164,575
		Loans:
*	Plan Participants	Notes receivable from participants	1,992 loans were outstanding at December 31, 2017, bearing interest at rates ranging from 3.25% - 8.25%, maturing through 2032		7,300,210
					$284,235,542

*Party-in-interest as defined by ERISA.

**Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

for the year ended December 31, 2017

	Total that constitute nonexempt prohibited transactions			Total fully
Participant		Contributions	Contributions	corrected
contributions		corrected	pending	under VFCP
transferred	Contributions	outside of	correction in	and PTE
late to Plan	not corrected	VFCP	VFCP	2002-51
$38,412	$—	$38,412	$—	$—

See accompanying independent auditor’s report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker 401(k) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: June 28, 2018

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm